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December 11, 2009

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Design, Inc. (the Company)
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008
Filed November 19, 2009
File Number: 000-52690

Dear Mr. Owings;

This is in response to your December 9, 2009 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

Amendment No. I to Form 10-K for the Fiscal Year Ended December31, 2008 Item 9A(T). Controls and Procedures. page 32

1.
We reissue comment two of our November 10, 2009 letter. Your conclusion regarding your internal control over financial reporting should be pursuant to a separate review from your review of your disclosure controls and procedures. Please review your disclosure to remove your reference to the effectiveness of your internal controls. ..

This is to confirm that the Company conducted a separate review of internal control over financial reporting and review of disclosure controls and procedures. In future filings, the Company plans to make the following form of disclosure:

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under the Securities Exchange Act of 1934, as amended (the Exchange Act).  We concluded that our disclosure controls and procedures were effective as of December 31, 20XX.

Mr. H. Christopher Owings
December 11, 2009

2.	We reissue comment three of our November 10, 2009 letter. Please disclose in your filing whether you have adopted a code of ethics. Refer to Item 406(a) of Regulation S-K.

The Company will disclose in future filings that it has adopted a code of ethics.  In future filings, the Company plans to make the following form of disclosure:

Code of Ethics

Our board of directors has adopted a code of ethics. This code of ethics applies to our principal executive, financial, and accounting officer. We will provide a copy of our code of ethics to any person, free of charge, upon request. Such request should be made by contacting us at our principal executive office, 3636 S. Jason, Englewood, Colorado 80113. Our phone number at our headquarters is (303) 781-7280.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

●  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Art Design, Inc.

/s/ Kathy Sheehan
Kathy Sheehan
President